
N
6025600m
6025400m
6025200m
6025000m
6024800m
6024600m
627000m
627200m
627400m
627600m
basalt, rhyolite
ML-MA-08
ML-MA-09
ML-MA-02
ML-MA-04
ML-MA-03
Piche Trenches
ML-MA-07
ML-MA-05
ML-MA-06
Boulder Trench
ML-MA-01
U Mineralized Zone
Map
Area
-50
0
50
100
Meters
CROSSHAIR
EXPLORATION & MINING
Project: Moran Lake - Madsen Lake Area
Drill Plan
with Geology
Drawn: DIGEOS
NTS: 13 K
Figure
Scale: 1:5,000
DATUM NAD27
Date: Dec 2006